SOUTHWEST CASINO

CORPORATION

June 6, 2005

Mr. Michael Fay

Branch Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:          Southwest Casino Corporation (the “Company”)

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

File No. 000-50572

Dear Mr. Fay:

We are writing to respond to your letter of June 1, 2005, which sets forth a number of questions regarding Southwest Casino Corporation’s Form 10-KSB for the Fiscal Year Ended December 31, 2004 and Form 10-QSB for the Fiscal Quarter Ended March 31, 2005.  In this letter, we respond to each question in turn.

Form 10-KSB for the Fiscal Year ended December 31, 2004

Note 2 – Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

1.     We note your 50% interest in North Metro Harness Initiative, LLC (“NMHI”).  It is not apparent from your disclosures what control relationship exists such that NMHI should be consolidated in the financial statements of the Company.  In this regard we note that you share 50/50 ownership of NMHI with MTR-Harness, Inc.  The usual condition for a controlling financial interest is the ownership of a majority voting interest.  For guidance, refer to FAS 94.

In addition, please tell us how you evaluated NMHI as a variable interest entity under consolidation criteria specified in FIN 46.

We determined that it was appropriate to consolidate NMHI with the Company based upon the fact that, although our agreement with MTR Harness, Inc. provided for a 50/50 ownership of NMHI, the Member Control Agreement of NMHI (a copy of which was filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K filed via EDGAR on August 6, 2004) provides that until Class A and Class B Licenses are issued to NMHI by the Minnesota Racing Commission (MRC), Southwest Casino and Hotel Corp., a wholly owned subsidiary of the Company, would provide substantially all of the equity required to secure the license approval.  The Member Control Agreement was modified by certain amendments in November and December of 2004 to provide that a certain amount of equity would be provided by MTR Harness before NMHI secured license approval.

2001 Killebrew Drive, Suite 350   Minneapolis, MN 55425   Phone (952) 853-9990   Fax (952) 853-9991   swcasino.com

To summarize the Member Control Agreement, Southwest Casino and Hotel Corp. is required to contribute $2.5 million in equity, of which $1.5 million would be cash contributed after the approval of NMHI’s racing licenses.  MTR Harness is required to provide $7.5 million in equity, but only after licenses had been secured from the MRC.  Decisions regarding NMHI are made by a Board of Directors consisting of two members selected by Southwest Casino and Hotel Corp. and two members selected by MTR.  Cash distributions from operations would be 75% to MTR and 25% to Southwest Casino and Hotel Corp. until such time as each party receives a return of their original equity contributions.  As of December 31, 2004, Southwest Casino and Hotel Corp. had expended $1 million in capital contributions and $1,156,782 in additional funds, which are treated as a payable by NMHI.  As of December 31, 2004, MTR had contributed $108,446 to NMHI.

If we were ultimately unsuccessful in securing our racing licenses, MTR would not be obligated to contribute any additional capital.  Therefore, before licensing we were subject to absorbing substantially all of the entity’s expected losses and, accordingly, we felt that we were required to consolidate NMHI.  Since the Company was primarily responsible for funding all expeditures until NMHI received its racing licenses, the Company took the lead role in determining what expenditures were appropriate in the effort to secure those licenses.The Minnesota Racing Commission did not vote to grant racing licenses to NMHI until January 19, 2005; thus, we carried this risk of loss throughout all of fiscal year 2004.

We determined that NMHI was a variable interest entity under FIN 46 based upon the varying interests of the members of NMHI during the licensing, development and initial operating period of NMHI.  We determined that Southwest was required to consolidate NMHI under paragraph 14 of FIN 46, which states that if one party has the obligation to absorb the majority of the expected losses and another party has the right to receive a majority of the expected residual return, the party with the obligation to absorb the majority of the expected losses is the primary beneficiary.  Under our arrangement, prior to licensing Southwest Casino and Hotel Corp. was required to provide substantially all of the equity capital for NMHI.

Racing licenses were approved at a meeting of the MRC on January 19, 2005, at which time MTR became obligated to provide $3 million of equity.  A citizen’s group immediately challenged the MRC’s decision and ability to issue licenses to NMHI in two separate lawsuits.  Accordingly, expenditures related to the development of the racetrack have been delayed until these lawsuits have been resolved.  As of March 31, 2005, Southwest Casino and Hotel Corp. had contributed $1,066,325 to NMHI and had advanced, as a loan, $1,144,337.  MTR had contributed $724,771 to capital.  MTR’s requirement to provide a total of $3 million has been deferred until such time as future expenditures warrant their additional contribution.

We believe that the facts and information provided in this letter support our determination to consolidate NMHI within the Company’s financial statements and, for that reason, the Company’s financial statements are accurate as filed.  For that reason, we respectfully request that we not be required to amend our 10-KSB.  In all future filings, we will include additional information clarifying our reasons for consolidating NMHI and, at such time as MTR assumes a greater burden of the potential for economic loss and/or economic gain, we will no longer consolidate this entity with the Company on the Company’s financial statements.

Property and Equipment, Page F-9

2.             We note the balance sheet of $1.2 million in construction in progress at December 31, 2004.  It is not apparent from your disclosure what these construction costs are associated with.  Please clarify for us what project costs are associated with and tell us the time frame you expect construction to be completed.

Our year end financial statements show $1,208,762 for construction in progress.  These costs were incurred in connection with the development of the racetrack by NMHI.  As discussed in Note 1 to the financial statements, the nature of these costs is architectural, zoning, engineering and construction permit application costs incurred through the date of the financial statements.  In addition, in Note 22 to the financial statements the Company described in greater detail the scope and status of the NMHI project as of December 31, 2004.  The timeframe in which we expect construction to be completed is dependent upon the resolution of the lawsuits discussed above challenging the validity of the racing licenses approved in January 2005.  It is our current expectation that we will be able to resolve these lawsuits by late fall 2005 and that construction will start in March of 2006, to be completed by June of 2007.  It is possible that we may begin construction as early as October 2005; however, it is also possible that construction could be delayed beyond March of 2006 if the lawsuits are not resolved before December of 2005.  It is also possible that if the lawsuits are resolved in an unfavorable manner, NMHI would be dissolved and Southwest Casino and Hotel Corp. and MTR would suffer an economic loss equal to the capital contributions and funds advanced by each as of the date of such dissolution, less the value of assets held by NMHI.

We believe the financial statement information regarding construction in progress was accurate as filed and, for that reason, request that we not be required to amend our 10-KSB.  In our future filings, we will provide additional disclosure regarding the NMHI project and associated construction in progress as described in your letter to us.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 14:  Segment Information

3.             Please provide us an analysis of the components of segment assets for your casino development segment and discuss these components in future filings.

The segmented assets for casino development consist of all of the assets of NMHI which are as follows:

Cash and Cash Equivalents	$484,457
Receivable from Southwest Casino and Hotel Corp.	3,218
Prepaid Expenses	10,000
Real Estate Options	493,257
Construction in Progress	1,224,783
Capitalized License Costs	311,377
Total:	$2,527,092

We assume from the phrasing of the third question that the Commission is not requesting that we file an amended Form 10-QSB that contains this information.  If that is incorrect, we request that we not be required to amend our 10-QSB to provide this information.  As requested, we will provide this information in detail in our future filings.

As the principal executive officer and principal accounting officer of Southwest Casino Corporation, we acknowledge that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ James B. Druck	/s/ Thomas E. Fox
James B. Druck	Thomas E. Fox
Chief Executive Officer	President and Chief Financial Officer

JBD/ke